Filed by Johnson Controls, Inc.

pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Johnson Controls, Inc.

Commission File No.:  1-5097

Johnson Controls, Inc. distributed the following document to employees for use in discussions with customers.

I wanted to make sure you were aware that, on Monday, January 25, we announced the merger of Johnson Controls and Tyco.  We are excited about this combination, because we are bringing together the complementary strengths of two great companies — Tyco’s world-class fire and security business with Johnson Controls, a global multi-industrial company.

We are creating the leader in building products and technology, integrated solutions and energy storage.  Once the merger is complete this fall, we will have brought together best-in-class product, installation and service capabilities across power solutions, fire, security, sensors, controls and HVAC.

The merger also will accelerate our opportunities to drive innovation and capture opportunities in a fast-growing “smart” market to make buildings and cities more secure and energy efficient.

Let me cover of some details:

•                  The company will be called Johnson Controls.

•                  The shareholder equity split is about 56% Johnson Controls and 44% Tyco.

•                  The annual revenue of the new company will be $32 billion.

•                  Our primary operational headquarters for North America will be in Milwaukee, WI, where Johnson Controls has been based. We see this as a win for Milwaukee.

•                  Alex Molinaroli, Johnson Controls’ Chairman and CEO, will serve as Chairman and CEO of the combined company for 18 months after the closing.

•                  George Oliver, current CEO of Tyco, will serve as President and Chief Operating Officer of the combined company and will take over as CEO 18 months after closing; at that time, Alex will become Executive Chair.

•                  We expect the new company to have 11 board members, 6 from Johnson Controls and 5 from Tyco.

•                  This is a strategic deal first and foremost. While there are some tax synergies, the motivation for this deal was not driven by tax considerations or location.  This is a deal about creating value for our shareholders, customers and employees.

•                  Tyco is already domiciled in Ireland. There are some benefits for being domiciled there. The majority of our revenue and employee population are based outside of the United States.  Keeping the Irish domicile retains maximum flexibility for our balance sheet and ability to invest in growth opportunities everywhere around the world, including in the United States.

•                  To sum it up, this merger is about a strategic vision for the combined company (after the planned October spin-off of Johnson Controls’ auto business) to bring together two very complementary industries.

•                  We very much see this merger as a partnership, given the shared leadership, shared governance and overall “best of both” approach.

•                  It will allow Johnson Controls to remain a vital force for economic development and innovation in the many U.S. communities in which we operate.

•                  And it will allow us to enhance our commitment to R&D and advanced manufacturing in the U.S. and around the world.

Let me raise one final point.  The combined company will maintain Tyco’s domicile in Ireland.  But, as I mentioned, the primary operational headquarters for North America will be in Milwaukee.

For an impartial perspective on this announced merger, please read the Forbes article, “Tyco And Johnson Controls Is About Internet Of Things, More Than Tax Inversion” by Kevin O’Marah:  http://www.forbes.com/sites/kevinomarah/2016/01/27/tyco-and-johnson-controls-internet-of-things-more-than-tax-inversion/#3f8a867e3fd3

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Johnson Controls, Inc. distributed the following document to employees for use in discussions with customers.

I wanted to make sure you were aware that, on Monday, January 25, we announced the merger of Johnson Controls and Tyco.  We are excited about this combination, because we are bringing together the complementary strengths of two great companies — Tyco’s world-class fire and security business with Johnson Controls, a global multi-industrial company.

We are creating the leader in building products and technology, integrated solutions and energy storage.  Once the merger is complete this fall, we will have brought together best-in-class product, installation and service capabilities across power solutions, fire, security, sensors, controls and HVAC.

The merger also will accelerate our opportunities to drive innovation and capture opportunities in a fast-growing “smart” market to make buildings and cities more secure and energy efficient.

Johnson Controls has informed the appropriate agencies of the US Federal Government about the proposed merger and will work with them to ensure that the security and interests of the US Federal Government continue to be protected after the merger is consummated.

Let me cover of some details:

•                  The company will be called Johnson Controls.

•                  The shareholder equity split is about 56% Johnson Controls and 44% Tyco.

•                  The annual revenue of the new company will be $32 billion.

•                  Our primary operational headquarters for North America will be in Milwaukee, WI, where Johnson Controls has been based. We see this as a win for Milwaukee.

•                  Alex Molinaroli, Johnson Controls’ Chairman and CEO, will serve as Chairman and CEO of the combined company for 18 months after the closing.

•                  George Oliver, current CEO of Tyco, will serve as President and Chief Operating Officer of the combined company and will take over as CEO 18 months after closing; at that time, Alex will become Executive Chair.

•                  We expect the new company to have 11 board members, 6 from Johnson Controls and 5 from Tyco.

•                  This is a strategic deal first and foremost. While there are some tax synergies, the motivation for this deal was not driven by tax considerations or location.  This is a deal about creating value for our shareholders, customers and employees.

•                  Tyco is already domiciled in Ireland. There are some benefits for being domiciled there. The majority of our revenue and employee population are based outside of the United States.  Keeping the Irish domicile retains maximum flexibility for our balance sheet and ability to invest in growth opportunities everywhere around the world, including in the United States.

•                  Tyco has a successful and robust government business today, and we will continue as a combined company being a committed business partner to the U.S. government.

•                  To sum it up, this merger is about a strategic vision for the combined company (after the planned October spin-off of Johnson Controls’ auto business) to bring together two very complementary industries.

•                  We very much see this merger as a partnership, given the shared leadership, shared governance and overall “best of both” approach.

•                  It will allow Johnson Controls to remain a vital force for economic development and innovation in the many U.S. communities in which we operate.

•                  And it will allow us to enhance our commitment to R&D and advanced manufacturing in the U.S. and around the world.

Let me raise one final point.  The combined company will maintain Tyco’s domicile in Ireland.  But, as I mentioned, the primary operational headquarters for North America will be in Milwaukee.

For an impartial perspective on this announced merger, please read the Forbes article, “Tyco And Johnson Controls Is About Internet Of Things, More Than Tax Inversion” by Kevin O’Marah:  http://www.forbes.com/sites/kevinomarah/2016/01/27/tyco-and-johnson-controls-internet-of-things-more-than-tax-inversion/#3f8a867e3fd3

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NO OFFER OR SOLICITATION

This communication is not intended to and does not constitute an offer to sell or the solicitation of an offer to subscribe for or buy or an invitation to purchase or subscribe for any securities or the solicitation of any vote or approval in any jurisdiction, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in contravention of applicable law.

ADDITIONAL INFORMATION AND WHERE TO FIND IT

In connection with the proposed transaction between Johnson Controls, Inc. (“Johnson Controls”) and Tyco International plc (“Tyco”), Tyco will file with the U.S. Securities and Exchange Commission (the “SEC”) a registration statement on Form S-4 that will include a joint proxy statement of Johnson Controls and Tyco that also constitutes a prospectus of Tyco (the “Joint Proxy Statement/Prospectus”). Johnson Controls and Tyco plan to mail to their respective shareholders the definitive Joint Proxy Statement/Prospectus in connection with the transaction. INVESTORS AND SECURITY HOLDERS OF JOHNSON CONTROLS AND TYCO ARE URGED TO READ THE JOINT PROXY STATEMENT/PROSPECTUS AND OTHER RELEVANT DOCUMENTS FILED OR TO BE FILED WITH THE SEC CAREFULLY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT JOHNSON CONTROLS, TYCO, THE TRANSACTION AND RELATED MATTERS. Investors and security holders will be able to obtain free copies of the Joint Proxy Statement/Prospectus (when available) and other documents filed with the SEC by Johnson Controls and Tyco through the website maintained by the SEC at www.sec.gov. In addition, investors and security holders will be able to obtain free copies of the documents filed with the SEC by Johnson Controls by contacting Johnson Controls Shareholder Services at Shareholder.Services@jci.com or by calling (800) 524-6220 and will be able to obtain free copies of the documents filed with the SEC by Tyco by contacting Tyco Investor Relations at Investorrelations@Tyco.com or by calling (609) 720-4333.

PARTICIPANTS IN THE SOLICITATION

Johnson Controls, Tyco and certain of their respective directors, executive officers and employees may be considered participants in the solicitation of proxies in connection with the proposed transaction. Information regarding the persons who may, under the rules of the SEC, be deemed participants in the solicitation of the respective shareholders of Johnson Controls and Tyco in connection with the proposed transactions, including a description of their direct or indirect interests, by security holdings or otherwise, will be set forth in the Joint Proxy Statement/Prospectus when it is filed with the SEC. Information regarding Johnson Controls’ directors and executive officers is contained in Johnson Controls’ proxy statement for its 2016 annual meeting of shareholders, which was filed with the SEC on December 14, 2015. Information regarding Tyco’s directors and executive officers is contained in Tyco’s proxy statement for its 2016 annual meeting of shareholders, which was filed with the SEC on January 15, 2016.

Johnson Controls Cautionary Statement Regarding Forward-Looking Statements

There may be statements in this communication that are, or could be, “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995 and, therefore, subject to risks and uncertainties, including, but not limited to, statements regarding Johnson Controls’ or the combined company’s future financial position, sales, costs, earnings, cash flows, other measures of results of operations, capital expenditures or debt levels are forward-looking statements. Words such as “may,” “will,” “expect,” “intend,” “estimate,” “anticipate,” “believe,” “should,” “forecast,” “project” or “plan” or terms of similar meaning are also generally intended to identify forward-looking statements. Johnson Controls cautions that these statements are subject to numerous important risks, uncertainties, assumptions and other factors, some of which are beyond Johnson Controls’ control, that could cause Johnson Controls’ or the combined company’s actual results to differ materially from those expressed or implied by such forward-looking statements, including, among others, risks related to: Johnson Controls’ and/or Tyco’s ability to obtain necessary regulatory approvals and shareholder approvals or to satisfy any of the other conditions to the transaction on a timely basis or at all, any delay or inability of the combined company to realize the expected benefits and synergies of the transaction, changes in tax laws, regulations, rates, policies or interpretations, the loss of key senior management, anticipated tax treatment of the combined company, the value of the Tyco shares to be issued in the transaction, significant transaction costs and/or unknown liabilities, potential litigation relating to the proposed transaction, the risk that disruptions from the proposed transaction will harm Johnson Controls’ business, competitive responses to the proposed transaction and general economic and business conditions that affect the combined company following the transaction. A detailed discussion of risks related to Johnson Controls’ business is included in the section entitled “Risk Factors” in Johnson Controls’ Annual Report on Form 10-K for the fiscal year ended September 30, 2015 filed with the SEC on November 18, 2015 and available at www.sec.gov and www.johnsoncontrols.com under the “Investors” tab. Any forward-looking statements in this communication are only made as of the date of this communication, unless otherwise specified, and, except as required by law, Johnson Controls assumes no obligation, and disclaims any obligation, to update such statements to reflect events or circumstances occurring after the date of this communication.

Statement Required by the Irish Takeover Rules

The directors of Johnson Controls accept responsibility for the information contained in this communication. To the best of the knowledge and belief of the directors of Johnson Controls (who have taken all reasonable care to ensure that such is the case), the information contained in this communication is in accordance with the facts and does not omit anything likely to affect the import of such information.

Centerview Partners LLC is a broker dealer registered with the United States Securities and Exchange Commission and is acting as financial advisor to Johnson Controls and no one else in connection with the proposed transaction. In connection with the proposed transaction, Centerview Partners LLC, its affiliates and related entities and its and their respective partners, directors, officers, employees and agents will not regard any other person as their client, nor will they be responsible to anyone other than Johnson Controls for providing the protections afforded to their clients or for giving advice in connection with the proposed transaction or any other matter referred to in this announcement.

Barclays Capital Inc. is a broker dealer registered with the United States Securities and Exchange Commission and is acting as financial advisor to Johnson Controls and no one else in connection with the proposed transaction. In connection with the proposed transaction, Barclays Capital Inc., its affiliates and related entities and its and their respective partners, directors, officers, employees and agents will not regard any other person as their client, nor will they be responsible to anyone other than Johnson Controls for providing the protections afforded to their clients or for giving advice in connection with the proposed transaction or any other matter referred to in this announcement.

NOT FOR RELEASE, PUBLICATION OR DISTRIBUTION, IN WHOLE OR IN PART, IN, INTO OR FROM ANY JURISDICTION WHERE TO DO SO WOULD CONSTITUTE A VIOLATION OF THE RELEVANT LAWS OR REGULATIONS OF SUCH JURISDICTION.

This communication is not intended to be and is not a prospectus for the purposes of Part 23 of the Companies Act 2014 of Ireland (the “2014 Act”), Prospectus (Directive 2003/71/EC) Regulations 2005 (S.I. No. 324 of 2005) of Ireland (as amended from time to time) or the Prospectus Rules issued by the Central Bank of Ireland pursuant to section 1363 of the 2014 Act, and the Central Bank of Ireland (“CBI”) has not approved this communication.